Exhibit 12.2

FIRST INDUSTRIAL, LP

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	2013	2012	2011	2010	2009
Income (Loss) from Continuing Operations Before Equity in Income of Other Real Estate Partnerships, Equity in Income (Loss) of Joint Ventures and Income Taxes from Continuing Operations	(4,973)	(26,126)	(43,757)	(162,794)	(56,525)
Distributions from Other Real Estate Partnerships	11,603	7,756	11,891	3,494	18,516
Distributions from Joint Ventures	177	1,580	1,033	3,032	2,319
Gain (Loss) on Sale of Real Estate	1,030	3,777	1,370	859	313
Interest Expense*	68,857	77,794	95,166	102,953	114,786
Amortization of Capitalized Interest	563	517	520	522	522
Amortization of Deferred Financing Costs	3,038	3,252	3,785	3,342	3,006
Rentals Deemed Representative of an Interest Factor	480	522	652	1,016	1,394

Net Earnings (Loss)	80,775	69,072	70,660	(47,576)	84,331

Interest Expense*	68,857	77,794	95,166	102,953	114,786
Capitalized Interest	2,813	1,768	437	—	281
Amortization of Deferred Financing Costs	3,038	3,252	3,785	3,342	3,006
Rentals Deemed Representative of an Interest Factor	480	522	652	1,016	1,394

Fixed Charges	75,188	83,336	100,040	107,311	119,467

Ratio of Earnings to Fixed Charges	1.07	(a)	(a)	(a)	(a)

(a)	Due to First Industrial L.P.’s (“the Consolidated Operating Partnership”) loss from continuing operations for the years ended December 31, 2012, 2011, 2010 and 2009, the ratio coverage is less than 1:1. The Consolidated Operating Partnership must generate additional earnings of $14,264, $29,380, $154,887 and $35,136 for the years ended December 31, 2012, 2011, 2010 and 2009 to achieve a ratio coverage of 1:1.
*	Interest Expense includes Discontinued Operations Interest Expense of $63, $268 and $653 for the years ended December 31, 2011, 2010 and 2009.